25001965

UNITED STATES
[SECURITIES AN]D EXCHANGE COMMISSION
[Wash]ington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

[ANN]UAL REPORTS
[FO]RM X-17A-5
PART III

SEC FILE NUMBER
8-40268

SEC Mail Processing
FEB 28 2025
Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ICMA-RC SERVICES, LLC (d/b/a MISSIONSQUARE INVESTMENT SERVICES)

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

777 North Capitol Street, NE, Suite #600
(No. and Street)

Washington	DC	20002
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Cliff Richards	(202) 962-6947	CRichards@missionsq.org
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

SB& Company, LLC
(Name – if individual, state last, first, and middle name)

10200 Grand Central Avenue, Suite 250	Owings Mills	MD	21117
(Address)	(City)	(State)	(Zip Code)

March 28, 2006	ID 2616
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard P. Whitty, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ICMA-RC Services, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

EXP. 9-14-27

EDNA DAVIS
NOTARY PUBLIC DISTRICT OF COLUMBIA
My Commission Expires September 14, 2027

Signature: [signature]

Title:
Treasurer, ICMA-RC Services, LLC

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ICMA-RC SERVICES, LLC
d/b/a MissionSquare Investment Services

Financial Statements and Supplemental Information
Together with Reports of Independent Registered Public Accounting Firm

DECEMBER 31, 2024

CONTENTS

Certified Public
Accountants &
SBC Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
ICMA-RC Services, LLC (d/b/a MissionSquare Investment Services)

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of ICMA-RC Services, LLC (d/b/a MissionSquare Investment Services, a wholly owned subsidiary of the International City Management Association Retirement Corporation) as of December 31, 2024, and the related statements of operations, change in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial condition of MissionSquare Investment Services as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with the accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of MissionSquare Investment Services' management. Our responsibility is to express an opinion on MissionSquare Investment Services' financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to MissionSquare Investment Services in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. MissionSquare Investment Services is not required to have, nor were we engaged to perform, an audit of its

internal controls over financial reporting. As part of our audit, we are required to obtain an understanding of internal controls over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of MissionSquare Investment Services' internal controls over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion on Supplemental Information

The computation of net capital pursuant to SEC Rule 15c3-1 (the supplemental information) has been subjected to audit procedures performed in conjunction with the audit of MissionSquare Investment Services' financial statements. The supplemental information is the responsibility of MissionSquare Investment Services' management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 15c3-1 and Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the computation of net capital pursuant to SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as MissionSquare Investment Services' auditor since 2008.

SB & Company, LLC

Washington, D.C.
February 26, 2025

ICMA-RC SERVICES, LLC
d/b/a MissionSquare Investment Services

Statement of Financial Condition
As of December 31, 2024

ASSETS		
Cash	$	754,436
Due from related entity		216,780
Prepaid expenses		165,202
Total Assets	$	1,136,418
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable and accrued expenses	$	500
Total Liabilities		500
Member's equity		1,135,918
Total Liabilities and Member's Equity	$	1,136,418

The accompanying notes are an integral part of this financial statement.

ICMA-RC SERVICES, LLC
d/b/a MissionSquare Investment Services

Statement of Operations
For the Year Ended December 31, 2024

Revenue		
Intercompany service revenue	$	974,701
Interest income		71
Total Revenue		974,772
Expenses		
Tax and regularoty expenses		336,835
Personnel expenses		482,305
Professional services		47,454
Premises and equipment		55,082
Meetings and travel		14,805
Communications		411
Subscriptions and memberships		609
Supplies and other miscellaneous expenses		37,200
Total Expenses		974,701
Net Income	$	71

The accompanying notes are an integral part of this financial statement.

ICMA-RC SERVICES, LLC
d/b/a MissionSquare Investment Services

Statement of Change in Member's Equity
For the Year Ended December 31, 2024

Member's equity, beginning of year	$	**1,135,847**
Net income		**71**
Member's Equity, End of Year	**$**	**1,135,918**

The accompanying notes are an integral part of this financial statement.

ICMA-RC SERVICES, LLC
d/b/a MissionSquare Investment Services

Statement of Cash Flows
For the Year Ended December 31, 2024

Cash Flows from Operating Activities		
Net income	**$**	**71**
Adjustments to reconcile net income to net cash from operating activities:		
Effect of changes in non-cash operating assets and liabilities:		
Due from related entity		**(30,638)**
Prepaid expenses		**23,116**
Accounts payable and accrued expenses		**500**
Net Cash Flows from Operating Activities		**(6,951)**
Cash, beginning of year		**761,387**
Cash, End of Year	**$**	**754,436**

The accompanying notes are an integral part of this financial statement.

1. BACKGROUND OF ORGANIZATION

ICMA-RC Services, LLC (d/b/a MissionSquare Investment Services) was formed under the laws of the State of Delaware on December 31, 1998, as a limited liability company and is a broker-dealer registered under the Securities Exchange Act of 1934. It was organized to provide services as a broker-dealer with respect to mutual funds registered under the Investment Company Act of 1940 and unregistered commingled trust funds. MissionSquare Investment Services is a wholly owned subsidiary of the International City Management Association Retirement Corporation (d/b/a MissionSquare Retirement).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of MissionSquare Investment Services are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

MissionSquare Investment Services is a single member limited liability company disregarded as an entity separate from MissionSquare Retirement, its sole member, for Federal income tax purposes pursuant to Treasury Regulation 26 C.F.R. 301.7701-1, et. seq., and as such does not have an income tax provision. MissionSquare Retirement is an organization exempt from Federal income tax as described in the Internal Revenue Code 26 U.S.C. 501(c)(3). For Federal income tax purposes, MissionSquare Investment Services is treated as a branch or division of MissionSquare Retirement.

The Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*, establishes guidelines for recognizing, measuring, and disclosing tax positions in financial statements. Management has evaluated the tax positions of MissionSquare Investment Services and determined that the application of ASC 740 had no material impact on its financial statements. Accordingly, no adjustments for unrecognized tax benefits or related interest or penalties were required as of December 31, 2024.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued)

If applicable, MissionSquare Investments Services would recognize accrued interest and penalties related to unrecognized tax benefits in the accompanying Statement of Operations. Management is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits would significantly increase or decrease during the next twelve months. MissionSquare Investment Services' tax returns are subject to examination by jurisdictions in which it files. For Federal purposes, MissionSquare Investment Services' activities are included in MissionSquare Retirement's return and its included activities are subject to examination as a component of the Federal return for three years after the filing of the tax return. In state jurisdictions, there are those that follow the Federal approach and include MissionSquare Investment Services' activity as a component of the MissionSquare Retirement return. Several states however require a separate filing at the MissionSquare Investment Services entity level. Further the statutes of limitations of examination periods vary across the fifty US states from three to seven years.

3. RELATED-PARTY TRANSACTIONS

MissionSquare Retirement provides MissionSquare Investment Services certain operational support services, including the marketing, development, and product management of certain products offered by the Collective Investment Trusts managed by MissionSquare Retirement. The expenses reported by MissionSquare Investment Services represent the actual direct expenses incurred by MissionSquare Investment Services, plus additional expenses allocated to MissionSquare Investment Services by MissionSquare Retirement to provide such services. Such additional expenses allocated to MissionSquare Investment Services for services provided may not be the same as would be charged for such services from an unrelated entity.

During the year ended December 31, 2024, MissionSquare Retirement allocated operating expenses in the amount of $608,731 to MissionSquare Investment Services under the Assignment and Expense Agreement between MissionSquare Retirement and MissionSquare Investment Services. Intercompany service revenue is allocated from MissionSquare Retirement to compensate MissionSquare Investment Services for services performed on behalf of MissionSquare Retirement. The revenue is recorded when the related expenses are incurred. The revenue allocated from MissionSquare Retirement during the year ended December 31, 2024 was $974,701 and represents a reimbursement of cost incurred by MissionSquare Investment Services to provide its services.

The due from related entity balance represents amounts owed from MissionSquare Retirement to MissionSquare Investment Services, which are primarily from intercompany revenue and expense allocations per the Assignment and Expense Agreement between MissionSquare Investment Services and MissionSquare Retirement.

4. COMMITMMENT AND CONTINGENCY

As of December 31, 2024, MissionSquare Investment Services has no commitments, contingencies or guarantees for future years.

Claims, assessments, and lawsuits arise during the normal course of business that are pending or may be asserted against MissionSquare Investment Services. As of December 31, 2024, MissionSquare Investment Services does not have litigation claims outstanding, including claims that are early in the process of resolution. Management is not aware of any pending actions or proceedings that would have a material impact on the operations or financial position of MissionSquare Investment Services.

5. NET CAPITAL REQUIREMENT

Regulatory Requirements

MissionSquare Investment Services is subject to Securities Exchange Act Rule 17 C.F.R. § 240.15c3-1 (the Net Capital Rule). This rule requires a broker-dealer to maintain at all times certain net capital levels (as defined). Currently, MissionSquare Investment Services is subject to the Aggregate Indebtedness Standard of the Net Capital Rule, meaning its aggregate indebtedness shall not exceed 15 times its net capital. Further, MissionSquare Investment Services is required to maintain a minimum net capital of $5,000 or the amount required by its aggregate indebtedness ratio, whichever is higher.

As of December 31, 2024, MissionSquare Investment Services had net regulatory capital of $753,936, which was $748,936 in excess of its required net capital of $5,000. MissionSquare Investment Services' aggregate indebtedness to net capital ratio was 0.07%.

There are no liabilities subordinated to the claims of general creditors as of December 31, 2024.

6. SUBSEQUENT EVENTS

Management evaluated the subsequent events and transactions through February 26, 2025 the date these financial statements were available for issue, and have determined that no material subsequent events have occurred that would affect the information presented in the accompanying financial statements or require additional disclosure.

SUPPLEMENTAL INFORMATION

ICMA-RC SERVICES, LLC
d/b/a MissionSquare Investment Services

Computation of Net Capital Pursuant to SEC Rule 15c3-1
As of December 31, 2024

Ownership equity	$	1,135,918
Less: non-allowable assets*		381,982
Net capital before haircuts		753,936
Less: haircuts		-
Net capital		753,936
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $5,000)		5,000
Excess of net capital	$	748,936
Aggregate indebtedness	$	500
Excess net capital (net capital less greater of 10% of aggregate indebtedness or 120% of $5,000)	$	747,936
Ratio of aggregate indebtedness to net capital		0.07%
Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)		0.00%

* Represents prepaid expenses and due from related entity.

There were no differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the MissionSquare Investment Services' unaudited December 31, 2024, Part IIA Financial and Operational Combined Uniform Single Report (FOCUS) filing. Accordingly, no reconciliation is deemed necessary.

SUPPLEMENTARY REPORT

SBC Certified Public Accountants & Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON ICMA-RC SERVICES, LLC (d/b/a MissionSquare Investment Services) CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member of
ICMA-RC Services, LLC (d/b/a MissionSquare Investment Services)

We have reviewed management's statements, included in the accompanying Report of Exemption from Securities and Exchange Commission (SEC) Rule 17 C.F.R. § 240.15c3-3 (Exemption Report), in which (1) ICMA-RC Services, LLC (d/b/a MissionSquare Investment Services) stated that MissionSquare Investment Services does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and (2) MissionSquare Investment Services stated that MissionSquare Investment Services is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because MissionSquare Investment Services limits its business activities exclusively to the wholesale and marketing of collective investment trusts (CITs), and MissionSquare Investment Services (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (ii) did not carry accounts of or for customers, and (iii) did not carry Proprietary Account of a Broker-Dealer (PAB accounts) (as defined in SEC Rule 15c3-3) through year ended December 31, 2024 without exception. MissionSquare Investment Services' management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MissionSquare Investment Services' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 under the Securities Exchange Act of 1934.

SB and Company, LLC

Washington, D.C.
February 26, 2025

1200 G Street, NW • Suite 800 • Washington • District of Columbia 20005 • P 202.434.8684 • F 202.434.4512

ICMA-RC SERVICES, LLC
d/b/a MissionSquare Investment Services

Report of Exemption from SEC Rule 15c3-3
For the Year Ended December 31, 2024

ICMA-RC Services, LLC (d/b/a MissionSquare Investment Services) is a registered broker-dealer subject to SEC Rule 17a- 5 (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, MissionSquare Investment Services states the following:

1. MissionSquare Investment Services does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2. MissionSquare Investment Services is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because MissionSquare Investment Services limits its business activities exclusively to the wholesale and marketing of collective investment trusts (CITs), and MissionSquare Investment Services (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (ii) did not carry accounts of or for customers, and (iii) did not carry PAB accounts (as defined in SEC Rule 15c3-3) throughout the fiscal year ended December 31, 2024 without exception.

Richard P. Whitty
Treasurer, Principal Financial Officer & Principal Operations Officer
MissionSquare Investment Services